SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Stelmar Shipping Ltd. (SJH)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

V8726M103

(CUSIP Number)

Geraldine Motillon

3-5 Avenue des Citronniers

Prince des Galles 3rd floor

MC 98000, Monaco

Tel: 011 377 9315 9055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Stelchi Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (See Instructions) HC

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Clelia Haji-Ioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain and Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. V8726M103	Page 4 of 10

This statement constitutes Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 3, the “Schedule 13D”) on behalf of Stelchi Holding Ltd., a Liberian corporation (“Stelchi”), and its sole shareholder, Clelia Haji-Ioannou (“Clelia” and, together with Stelchi, the “Reporting Persons”) with respect to the common stock, par value $.02 per share (the “Shares”) of Stelmar Shipping Ltd., a Liberian corporation (“Stelmar” or the “Company”). Capitalized terms not defined in this Amendment No. 4 shall have the respective meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 2. Identity and Background.

The address of the principal office of Stelchi has been changed to 3-5 Avenue des Citronniers, Prince des Galles 3rd Floor, MC 98000, Monaco.

The following table sets forth with respect to each executive officer and director of Stelchi, the person’s (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship.

Name	Address	Principal Business or Employment	Citizenship
Geraldine Motillon	3-5 Avenue des Citronniers Prince des Galles 3rd floor MC 98000, Monaco	President and Director of Stelchi Holding Ltd. 3-5 Avenue des Citronniers Prince des Galles 3rd floor MC 98000, Monaco	France

Matthew Parker	3-5 Avenue des Citronniers Prince des Galles 3rd floor MC 98000, Monaco	Secretary, Treasurer and Director of Stelchi Holding Ltd. 3-5 Avenue des Citronniers Prince des Galles 3rd floor MC 98000, Monaco	Unites States of America

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During the past five years, none of the individuals named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding violations with respect to such laws.

The Reporting Persons may be deemed to constitute a member of a group within the meaning of Rule 13d-5 promulgated under the Act, together with Stelshi Holding Ltd., a Liberian corporation (“Stelshi”) and its sole shareholder, Stelios Haji-Ioannou (“Stelios” and, together with Stelshi, the “Shi Group”) and Stelphi Holding Ltd., a Liberian corporation (“Stelphi”) and its sole shareholder, Polys Haji-Ioannou (“Polys” and, together with Stelphi, the “Phi Group”). The Reporting Persons expressly declare that neither the filing of this Schedule 13D nor any of the information contained herein shall be construed as an admission that it has formed or is a member of any such group. Information with respect to the beneficial ownership of the Shares of the Company by the Shi Group and the Phi Group and related information

CUSIP No. V8726M103	Page 6 of 10

should be contained in Schedules 13D, as amended, filed or to be filed by the Shi Group and the Phi Group, respectively. Reference is made to Item 2 of such Schedules 13D, as amended, for information as to the identity and background of Stelshi, Stelios, Stelphi and Polys and the persons related to them.

The Reporting Persons have no responsibility for the accuracy and completeness of any information given with respect to any other person or entity, including, without limitation, Stelshi, Stelios, Stelphi or Polys. Any disclosures made herein with respect to any person or entity other than the Reporting Persons are made on information and belief.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On September 27, 2004, Stelchi sold all of its interests in Stelmar as further described in Item 5(c). The Shares presently and formerly beneficially owned by the Reporting Persons were acquired for, and were sold for, investment purposes.

Although the foregoing represents the general range of activities presently contemplated by the Reporting Persons with respect to Stelmar, the Reporting Persons intend to continually review the Company’s business, affairs, management and financial position, as well as conditions in the securities market and general economic and industrial conditions. The possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. V8726M103	Page 7 of 10

The foregoing may be taken by some or all of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own none of the 17,518,187 Shares of Stelmar outstanding as of June 30, 2004 (based upon the Second Quarter 2004 Report to Shareholders of Stelmar on Form 6-K filed with the Securities and Exchange Commission as of September 1, 2004).

None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers and directors of Stelchi beneficially own any Shares.

(b) Because they do not own any Shares, Stelchi and Clelia do not have shared power to vote or direct the vote and shared power to dispose or direct the disposition of any Shares.

(c) During the past sixty (60) days, Stelchi has engaged in the following transactions in the Shares in the “third market”, i.e., the over-the-counter market:

Date of Transaction	Number of Shares sold	Price per share
September 27, 2004	19,100	$37.97
September 27, 2004	1,055,900	$37.35

By virtue of her owing of all of the outstanding stock of Stelchi, Clelia may be deemed to have disposed of her beneficial ownership of the 1,075,000 Shares previously owned by Stelchi. Except as set forth above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the executive officers and directors of Stelchi has effected a transaction in the Shares during the past sixty (60) days.

CUSIP No. V8726M103	Page 8 of 10

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description
A	Joint Filing Agreement between Clelia Haji-Ioannou and Stelchi Holding Ltd., dated September 30, 2004.

CUSIP No. V8726M103	Page 9 of 10

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 2004

STELCHI HOLDING LTD.

By:	/s/ Matthew Parker
Name:	Matthew Parker
Title:	Director

/s/ Clelia Haji-Ioannou
Clelia Haji-Ioannou

CUSIP No. V8726M103	Page 10 of 10

EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location
A	Joint Filing Agreement between Clelia Haji-Ioannou and Stelchi Holding Ltd., dated September 30, 2004.	Filed herewith

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, per value $.02 per share, of Stelmar Shipping Ltd. and further agree that this Joint Filing Agreement be included as an exhibit to the Schedule 13D. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such statements. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement this 30th day of September, 2004.

STELCHI HOLDING LTD.

By:	/s/ Matthew Parker
Name:	Matthew Parker
Title:	Director

CLELIA HAJI-IOANNOU

/s/ Clelia Haji-Ioannou
Clelia Haji-Ioannou